UAS DRONE CORP.

420 ROYAL PALM WAY, SUITE 100

PALM BEACH, FLORIDA  33480

August 25, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Attn: J. Nolan McWilliams

Re:

UAS Drone Corp., a Nevada corporation (the “Company”)

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted July 21, 2015

CIK No. 0001638911

Dear Mr. McWilliams:

In response to your letter dated July 28, 2015, we have provided our response to your comments as detailed below.

1.  We note your response to our prior comment 2.  Please clarify here and throughout that the selling shareholders will sell the shares pursuant to this offering at the fixed price of $1.00 per share until the shares are quoted on the OTCQB at which time they may sell the shares at the prevailing market prices or at privately negotiated prices.

The requested information has been added where indicated:  (i) on the prospectus cover page; (ii) in the table entitled “The Offering” under the heading “Prospectus Summary”; (iii) in the third paragraph under the heading “The Offering”; and (iv) in the third paragraph under the heading “Determination of Offering Price and Dilution.”

2.  It appears that an event of default under the Securities Purchase Agreement has occurred because the registration has not been declared effective and the shares underlying the debenture with Alpha Capital Anstalt have not been registered by the date specified in the agreement.  Please revise your disclosure to indicate that an event of default has occurred and discuss the effect of this event here and in your risk factors section, as appropriate.

 Effective as of July 29, 2015, the Company and Alpha Capital Anstalt executed an Extension Agreement by which Alpha Capital agreed to extend the “Going Public Date” as defined in the Debenture to September 15, 2015.  The disclosure under the heading “Selling Stockholders” has been revised to reflect this fact and to clarify the definition of the term “Going Public Date.”  The Exhibit Index has also been revised to reference the Extension Agreement and a copy is attached as Exhibit 10.8 to the amended Registration Statement.  In addition, a new Risk Factor entitled “Our failure to obtain registration of our common stock under the Securities Act of 1934 by September 15, 2015, would have negative financial implications” has been added where indicated under the caption “Risk Factors.”

Please also note that the Company has determined that it may engage the services of registered broker-dealers to assist as finders in connection with the Primary Offering and that it may pay a finder’s fee of up to 10% of gross proceeds in connection with such services.  The disclosure under the following sections has been revised accordingly: (i) Prospectus Cover Page; (ii) The Offering; (iii) Use of Proceeds; (iv) Determination of Offering Price and Dilution; and (v) Plan of Distribution.

In addition, the Company has determined to increase the Primary Offering Price and the Secondary Offering Price from $1.00 per share to $1.50 per share.  This change is reflected where indicated in:  (i) the Calculation of Registration Fee table; (ii) the prospectus cover page; (iii) the disclosure under the heading “The Offering”; (iv) “Results of Operations”; and (v) the expense table under Item 13.

The Company has also included its unaudited financial statements for the six months ended June 30, 2015, and has updated the following sections accordingly:  (i) the  “Business” subsection of the Prospectus Summary; (ii) the dilution disclosure under the heading “Determination of Offering Price and Dilution”; (iii) the subheadings “Going Concern” and “Results of Operations” under “Management’s Discussion and Analysis”; (iv) the disclosure in the first paragraph under the heading “Related Party Transactions”; and (v) the Financial Statements table of Item 16.

Finally, the Company has also updated the disclosure under the subheadings “Employees,”  “Holders,” “Directors, Officers and Corporate Governance,” Director Independence” “Security Ownership of Certain Beneficial Owners and Management” and “Related Party Transactions” through August 20, 2015 and has revised to reflect the appointment of Scott Kahoe as Acting Chief Financial Officer and the reflect the extended offering period from 90 days to 180 days.

Please advise whether you will have any further comments on this submission.

UAS DRONE CORP.

By /s/ Chad Swan

Chad Swan, Chief Executive Officer